Exhibit 99.1


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                            - FOR IMMEDIATE RELEASE -

        ELSCINT LIMITED ANNOUNCES RESULTS OF ITS SPECIAL GENERAL MEETING

        Tel Aviv, Israel - October 27, 2005 - Elscint Ltd. (NYSE: ELT) ("Elscint"), announced today that at a special meeting of its shareholders held today Elscint's shareholders approved by approximately 96.52% majority the agreement and plan of merger between Elscint and Elbit Medical Imaging Ltd. ("EMI"), the indirect controlling shareholder of Elscint, dated August 21, 2005 (the "Merger").

        Under the Merger, each 1 ordinary share of Elscint (other than Elscint ordinary shares held by EMI and Elscint) will be exchanged for 0.53 ordinary shares of EMI. Following the closing of the Merger Elscint will become a wholly-owned subsidiary of EMI. [For additional details regarding the Merger, see the registration statement published by EMI on September 27, 2005.]

        The closing of the Merger is subject to the fulfillment of additional conditions, which have not yet been obtained, including, among others, the consent of various financing institution to the Merger and the receipt of a final court order approving the Merger.


About Elscint Limited

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the Company is available at: http://www.elscint.net

        This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control. The Company does not undertake to update the information set forth in this release.



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For Further Information:

Company Contact                                   Investor Contact

Abraham (Rami) Goren                              Kathy Price
Elscint, Ltd.                                     The Anne McBride Company
+972-3-608-6020                                   +212-983-1702, x212
argoren@elscint.net                               kprice@annemcbride.com
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